Annual Report

Cover Page

Name of issuer:

SkinStasis LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: TX

Date of organization: 8/19/2022

Physical address of issuer:

BioLabs Pegasus Park
3060 Pegasus Park Dr Bldg 6
Dallas TX 75247

Website of issuer:

https://nextleapskincare.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$157,482.00	$109,498.00
Cash & Cash Equivalents:	$40,511.00	$3,272.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$126,318.00	$1,262.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$59,544.00	$32,575.00
Cost of Goods Sold:	$7,847.00	$4,292.00
Taxes Paid:	$0.00	$0.00
Net Income:	($227,072.00)	($139,429.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

SkinStasis LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Frank Crisler Murdock	Healthcare sales and marketing	Self	2022
William Paul Stewart	Business Consultant	Self	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Frank Crisler Murdock	President	2022
William Paul Stewart	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal

treasurer or principal financial officer, comptroller or principal
accounting officer, and any person that routinely performing
similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Frank Murdock	LLC Interest	22.5
William Paul Stewart	LLC Interests	27.5
J. Douglas Rippeto	LLC Interests	25.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company is an early stage company registered on August 19, 2022. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development. The Company made its first sales in December 2022. Thus far it has incurred operating losses as it created its website and marketing materials and methods, registered to sell its products through Amazon, Walmart.com, the TikTok Shop and its own website, engaged influencers and marketing consultants, and engaged third party fulfillment organizations. The company has experienced steady and accelerating growth in sales, and it believes that its estimates of ongoing growth and capital needs until positive cash flow are reasonable, but at this early sate of operations it is impossible to determine the accuracy of such estimates.

> One product (Abreva) dominates the primary market for the Company's product (cold sore care) and it has been on the market for over 20 years.

There are other competitive products that have been on the market for over 20 years, and several for 3+ years. Based on clinical studies and the competitors' marketing claims, these products appear to work well for some people but not for many. The Company believes that it will be able to attract the large number of people who do not experience significant benefits from the competitors' products as well as those who don't currently use a product because nothing has worked well for them, but it is impossible to know how long it will take for the Company to attract those customers.

The Company currently markets and sells its products entirely online and not in retail stores, whereas most of its competitors also sell in retail stores such as pharmacies and grocery stores. The Company has engaged a service to introduce it to potential retail outlets. The Company believes that the majority of potential customers for cold sore products can be reached through online marketing and sales, but until the Company's products are also sold in retail stores, it will miss selling to those who only buy from retail stores or who prefer to compare products in person before buying.

As a startup organization, the Company is dependent on its two co-founders. Both are involved in the Company's business and they have a marketing consulting firm that is closely involved with the business. However, the co-founders occasionally travel together to meetings or conferences, and if something were to happen to both co-founders at once, it would be necessary to find a replacement and there might be a transition period until the new operator is fully knowledgeable about the business.

The Company relies on Amazon for most of its sales and fulfillment. The Company believes that it is in compliance with Amazon's requirements and policies, but any interruption in sales or fulfillment by Amazon would have a significant negative effect on the Company's business. The Company currently relies on Walmart.com, the TikTok Shop and its own website store for the rest of its sales, and third party fulfillment companies for delivery.

The Company's "NextLeap" word and fanciful trademarks have not yet been issued. The trademark examiner has identified a potential conflict with another mark, which the Company believes can be resolved by more narrowly defining the products sold by the company. If that is not successful, the Company will have to replace the NextLeap trademarks, which could result in loss of goodwill built up in the NextLeap marks during the last year.

The Company's assets will be committed to developing and marketing a line of products in a single industry under a single brand. Our profitability will depend on the success of our sales of products under our brand name and related product names, and there will be no other product lines that could spread the risk of investment. Currently there are other brands and product names that have much greater recognition in the market.

The net proceeds from this offering will be used primarily for marketing expenses of the Company, and thereafter for other general corporate purposes. Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment, although they have spent the last year intensively testing and analyzing appropriate marketing methods and messages and utilizing the services of recognized experts. The failure of our management to apply these funds effectively could result in financial losses.

There is no public trading market for the Company's securities and there can be no assurance that any trading market will develop. Our securities are being offered hereby in reliance upon exemptions from the registration requirements of the Securities Act and applicable state securities laws. Thus, the securities offered hereby and any shares of stock issuable upon conversion of the securities offered hereby have not been and will not be registered under the Securities Act or any other securities laws, and may not be reoffered, resold or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to the registration requirement of, the Securities Act and any applicable state securities laws. Accordingly, any offer, sale, pledge or other transfer of the securities by a purchaser may be restricted, and purchasers may be required to bear the financial risks of an investment in the securities for an indefinite period of time.

The Company is subject to government regulations

affecting its business, including federal regulations relating to cosmetic products. Tranexamic Acid (TA), the main ingredient in the Company's products, has been accepted as a cosmetic ingredient addressing melasma (dark spots) and other types of skin discoloration, such as the redness from rosacea and other causes, and numerous companies have included TA in their cosmetic products for these issues for over 40 years. However, TA is considered a drug in other applications, such as the reduction of bleeding. If the FDA were to change its position that the use of TA for the currently accepted cosmetic purposes should instead be considered a pharmaceutical application, then NextLeap and the other TA-containing products would have to obtain marketing approval through the FDA approval process, which is expensive and time-consuming. In addition, the Company has extended the use of TA to address redness associated with cold sores. The FDA could take the position that this is not appropriate and require us to stop marketing NextLeap for this use (which would not keep customers from continuing to buy and use NextLeap on cold sores).

The Company may provide certain projected results of operations to prospective investors in connection with this offering. Those projections are based on the information available at the time and the Company's best assessment and analysis, but they are subject to change as new or additional information becomes available or the Company's assessment and analysis changes. Thus projections are subject to ongoing change and cannot be guaranteed.

The Company currently plans to reach profitable operations during 2024, and after retaining sufficient earnings to fund future growth and contingencies, to make regular distributions to owners. However, those plans are subject to continued sales growth and it is possible that the company will not be able to make distributions in the near future. In addition, the Company currently plans to be acquired in the future, likely by a strategic acquiror with a complementary line or lines of products, but there is no guarantee that an acquiror will emerge or be willing to pay an acceptable price.

Frank Murdock and William Paul Stewart are part-time officers. As such, it is likely that the company will not make the same progress as it would if that

> were not the case.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount

owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Convertible Note	$81,550	General operations
10/2022	Section 4(a)(2)	Common stock	$500,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Tranexamic Technologies
Amount Invested	$18,891.00
Transaction type	Loan
Issue date	09/29/22
Outstanding principal plus interest	$0.00 as of 02/05/23
Interest rate	0.0% per annum
Maturity date	03/09/23
Relationship	Affiliate Company

~~Relationship~~	~~Affiliate Company~~

Name	Doug Rippeto, Paul Stewart IRA
Amount Invested	$500,000.00
Transaction type	Priced round
Issue date	10/31/22
Relationship	Owner, IRA of owner/manager

Name	W Paul Stewart
Amount Invested	$11,208.00
Transaction type	Loan
Issue date	10/31/22
Outstanding principal plus interest	$0.00 as of 12/30/23
Interest rate	0.0% per annum
Maturity date	03/09/23
Relationship	Owner

Name	Antiviral Technologies
Amount Invested	$130,000.00
Transaction type	Loan
Issue date	12/20/22
Outstanding principal plus interest	$0.00 as of 11/03/23
Interest rate	4.5% per annum
Maturity date	11/30/23
Relationship	Affiliate Company

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Breakthrough new treatments for cold sores and a new patented face and body anti-aging serum.

Milestones

SkinStasis LLC was organized in the State of Texas

in August 2022.

Since then, we have:

- Continued to refine our message and improve profitability focusing on our primary sales channel (Amazon.com)

- Planned launch of patented anti-aging serum Q1 2025

- Our novel and IP protected (via license) products provide new and improved results to customers. Including the multi-billion dollar skin care market.

- Established with the leading online marketplaces and poised for growth with added resources.

- Continuous improvement in online marketing tools including addition of social media influencers and improved visibility on Amazon for both of the products

- Monthly sales declined significantly over the second half of the year due to increased emphasis on sales that were profitable (not merely growing top line sale)

- Expenses related to brand reputation and brand building increased signficantly beginning in June.

- Hitting sales targets with repeat and new customers as expected

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in August 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $59,544 compared to the year ended December 31, 2023, when the Company had revenues of $32,575. Our gross margin was 86.82% in fiscal year 2024, and 86.82% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $157,482, including $40,511 in cash. As of December 31, 2023, the Company had $109,498 in total assets, including $3,272 in cash.

- *Net Loss.* The Company has had net losses of $227,072 and net losses of $139,429 for the fiscal years ended December 31, 2024 and December

31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $126,318 for the fiscal year ended December 31, 2024 and $1,262 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $106,550 in convertible debt and $500,000 in equity.

We will likely require additional financing in excess of the proceeds from the convertible debt raised and cash and commitments at the end of 2024 in order to perform operations over the lifetime of the Company. We plan to raise capital in 2025. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering, cash on hand and existing commitments from founders. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of our current resources will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased since less than the maximum amount of securities offered in the WeFunder raise were sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

SkinStasis LLC cash in hand is $40,011, as of December 2024. Over the last three months, revenues have averaged $3,011/month, cost of goods sold has averaged $426/month, and operational expenses have averaged $19,286/month, for an average burn rate of $16,701 per month. Our intent is to be profitable in 9 months.

During 2024 we invested heavily in 3 aspects of our business in order to grow sales and expand our brand. First we retained a firm that specializes in investigating sources of suspicious activity regarding our brand and its products. This was an unexpected expense but one we deemed important as there were multiple suspicious reviews and as there were multiple suspicious reviews and ratings that immediately hurt our reputation on Amazon and have been difficult to overcome since Amazon weighs negative ratings very heavily. Second we retained a firm to help us improve our profitability on Amazon as our sales definitely in the first half of the year were trending well but it was at a great expense for advertising and marketing so our loss was significant. And third we took on the expenses associated with adding a new product (NextLeap Glow Serum) which is expected to launch Q1 2025.

Over the next 3 to 6 months we expect to generate revenues based on growth of our cold sore product to approx $3 to $4,000 per month and the addition of the new product which impacts a much larger skin care market but the market is crowded so getting traction and establishing our presence in the market will take some time. Expected launch is April of 2025 and revenues may reach $4500 per month by the end of June based on sales of 3 units per day.

We are not profitable but we have taken significant steps to focus our financial resources on what is working and cutting expenses where needed. Given that we are entering a new market it is uncertain how quickly Glow Serum product sales will grow but in a multi billion dollar face serum market and our expected 90% gross margin we could reach overall profitability by the end of 2025.

We have cash and commitments of approx $65,000 at year end and expect to need additional funds prior to year end 2025. Our plan is to understand projected financial needs after launch of Glow Serum expected in April of 2025 and approach existing investors as well as entertaining strategic investment.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by

shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Frank Crisler Murdock, certify that:

(1) the financial statements of SkinStasis LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of SkinStasis LLC included in this Form reflects accurately the information reported on the tax return for SkinStasis LLC filed for the most recently completed fiscal year.

Frank Crisler Murdock

Healthcare sales and marketing

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer

securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended

to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> https://nextleapskincare.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4

Appendix D: Director & Officer Work History

Frank Crisler Murdock
William Paul Stewart

Appendix E: Supporting Documents

SkinStasis_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Cooley Go Convertible Note
- Custodial and Voting Agreement
- Cooley Go Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Frank Crisler Murdock
- William Paul Stewart

Appendix E: Supporting Documents

- SkinStasis_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SkinStasis LLC

By

Frank Murdock

Principal

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Frank Murdock

Principal
4/15/2025

William Paul Stewart

Manager
4/15/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.